OPTION AGREEMENT

THIS AGREEMENT is dated for reference the 30th day of September 2009.

BETWEEN:

Globetech VENTURES CORP.., a company incorporated pursuant to the laws of British Columbia having an office at 1130 – 789 West Pender Street, Vancouver, B.C. V6C 1H2 (“Globetech”)

     OF THE FIRST PART

AND:

NO. 1 NARAMATA BENCH LTD., a company incorporated pursuant to the laws of British Columbia having an office at 2320 – 555 West Hastings Street, Vancouver, B.C. V6B 4N4 (“Naramata”)

OF THE SECOND PART

WHEREAS:

A.	Naramata owns a beneficial interest in and to that mineral claim known as the Gold Buck claim (the “Property”), as more particularly described in Schedule “A” attached hereto;

B.	Globetech desires to option the Property and Naramata has agreed to grant to Globetech::

(a) an exclusive and irrevocable option to acquire all of Naramata’s rights, title and interest in and to the Property (the “Option”); and

(b) the exclusive and irrevocable right and authority during the term of the Option to:

(i) act in Naramata’s name and stead with respect to all matters connected to the Property; and

(ii) enter on to the Property to conduct reconnaissance, exploration and development work;

C.	Globetech advanced Naramata a good faith payment of $10.00 (the “Good Faith Payment”) on September 30, 2009 toward payment for the acquisition of the Property.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the Parties, the Parties covenant and agree with each other as follows:

1.        DEFINITIONS AND INTERPRETATION

Definitions

For the purposes of this Agreement, including the recitals and any schedules hereto, unless there is something in the subject matter or context inconsistent therewith, the following words and expressions shall have the following meanings:

“Agreement” means this Agreement, as amended from time to time;

“Mining Work” means every kind of work done on or in respect of the Property or the products there from by or under the direction of or on behalf of or for the benefit of a party and, without limiting the generality of the foregoing, includes assessment work, geophysical, geochemical and geological surveying, studies and mapping, investigating, drilling, designing, examining, equipping, improving, surveying, shaft sinking, raising, crosscutting and drifting, searching for, digging, trucking, sampling, working and procuring minerals, ores, metals and concentrates, surveying and bringing any mineral claims or other interest to lease or patent, reporting, and all other work usually considered to be prospecting, exploration, development and mining work;

“NSR” means net smelter return as more particularly defined in Schedule “B” attached hereto;

“Option” means the option granted by the Optionors to Globetech to acquire all of Naramata’s direct and indirect right, title and interest in and to the Property in accordance with Section 3.1 of this Agreement;

“Property” means that mineral claim known as the Gold Buck claim, as more particularly described in Schedule “A” attached hereto, together with any surface rights, mineral rights, personal property and permits associated therewith, and shall include any renewal thereof and any other form of successor or substitute title thereto;

1.2        All references to currency in this Agreement, unless specified otherwise, are to lawful currency of Canada.

1.3        This Agreement shall be governed by and shall be construed and interpreted in accordance with the laws of British Columbia and the laws of Canada applicable in British Columbia.

1.4        The division of this Agreement into sections and/or subsections and the provision of headings for all or any of them are for convenience of reference only, do not form a part of this Agreement and are not intended to affect the interpretation of this Agreement.

1.5        The following Schedule is attached and forms part of this Agreement:

Schedule “A” – Gold Buck Claim

Schedule “B” – Calculation and Payment of Net Smelter Royalty

1.6        Whenever any provision of any schedule to this Agreement conflicts with any provision in the body of this Agreement, the provision in the body of this Agreement shall prevail. References herein to a schedule shall mean a schedule of this Agreement. Reference in any schedule of this Agreement to an agreement shall mean this Agreement.

1.7        Words used herein importing the singular number only shall include the plural, and vice-versa, and words importing the masculine gender shall include the feminine and neuter genders, and vice-versa, and words importing persons shall include firms, partnerships and corporations.

2.          REPRESENTATIONS AND WARRANTIES

2.1	Globetech represents and warrants to the Optionors that:

	(a)	it is a company duly incorporated and validly subsisting and is in good standing with respect to the filing of its annual reports under the laws of the jurisdiction of its incorporation;

	(b)	it has full power and authority and capacity to enter into this Agreement and to carry out the transactions contemplated herein except where regulatory approval is required;

(c)

it has duly obtained all corporate authorizations for the execution, delivery and performance of this Agreement, and such execution, delivery and performance, and the consummation of the transactions herein contemplated, will not conflict with, or accelerate the performance required by, or result in any breach of any covenants or agreements contained in, or constitute a default under, or result in the creation of any encumbrance, lien or charge under the provisions of its constating documents or any shareholders' or directors' resolution, indenture, agreement or other instrument whatsoever to which it is a party or by which it is bound or to which it may be subject, and will not contravene any applicable law;

2.2	Naramata, jointly and severally, represents and warrants to Globetech that:

	(a)	it holds an option to acquire 100% of all right, title and interest in and to the Property from Rudy Riepe;

	(b)	the Property is properly and accurately described in Schedule “A” hereto and is in good standing under the laws of British Columbia and Canada;

(c)

the Property, and any mineral or property rights which may result there from, is free and clear of any and all liens, charges, royalties or encumbrances of any kind and is not subject to any right, claim or interest of any other person;

(e)

all taxes, assessments, rentals, levies or other payments relating to the Property and required to be made to any government authority have been made and to the best of Naramata’s knowledge, the Property is in good standing with all applicable government authorities;

(g)

he has not received from any government authority any notice of, or communication relating to, any actual or alleged environmental claims, and there are no outstanding work orders or actions required to be taken relating to environmental matters respecting the Property or any operations carried out thereon;

(h)

he has and will continue to make available to Globetech all information in his possession or control relating to work done on or with respect to the Property which could possibly be considered to be materially significant in indicating whether the Property might or might not have the potential for economic mineralization;

(i)

to the best of his knowledge after diligent enquiry, there is no adverse claim or challenge against or to the ownership of or title to the Property, or any portion thereof, nor, to the best of his knowledge, is there any basis therefor, and there are no outstanding agreements or options to acquire, purchase or explore the Property, or any portion thereof or interest therein, other than as set out herein; and no person has any royalty or interest whatsoever in production or profits from the Property or any portion thereof;

	(j)	except as permitted under the laws of British Columbia and Canada, to the best of his knowledge and belief, after having made reasonable inquiry:

(i)

there has been no material spill, discharge, leak emission, ejection, escape, dumping, or any release or threatened release of any kind, of any toxic or hazardous substance or waste (as defined by any applicable law) from, on, in or under the Property, or into the environment;

(ii) no toxic or hazardous substance or waste has been disposed of or is located on the Property as a result of the activities of Naramata or his predecessors in interest;

(iii) no toxic or hazardous substance or waste has been treated on or is now stored on the Property; and

(iv)	there is no other matter which has been a breach of applicable environmental laws or which could result in liability to a party hereunder.

2.3        The representations and warranties hereinbefore set out are conditions on which the parties have relied in entering into this Agreement, are to be construed as both conditions and warranties and shall, regardless of any investigation which may have been made by or on behalf of any party as to the accuracy of such representations and warranties, survive the closing of the transactions contemplated herein and the acquisition of any interest in the Property hereunder, and each of the parties will indemnify and save the other harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation or warranty contained in this Agreement.

3.          OPTION

3.1        Naramata hereby grants to Globetech the sole and irrevocable right and option to acquire an undivided 100% interest in and to the Property, subject to an NSR payable to Naramata as set out in section 3.4 of this Agreement, for the consideration and upon the terms and conditions set forth in this Agreement 3.2 In aggregate consideration for the Option, Globetech shall:

(a)	pay to Rudi Riepe the sum of two hundred eighty thousand dollars ($280,000.00) as follows:

(i.)	the Good Faith Payment previously made in the amount of ten thousand dollars ($10,000);

(ii.)	twenty thousand dollars ($20,000) on or before January 31, 2010;

(iii.)	fifty thousand dollars ($50,000) on or before June 12, 2010;

(iv.)	one hundred thousand dollars ($100,000) on or before June 12, 2011;

(v.)	one hundred thousand dollars ($100,000) on or before June 12, 2012;

(b)	pay to Naramata a further seventy thousand dollars ($70,000.00) as follows:

(i.)	ten thousand ($10,000.00) on or before the first anniversary of this agreement;

(ii.)	ten thousand ($10,000.00) on or before the second anniversary of this Agreement;

(iii.)	fifty thousand ($50,000.00) on or before the third anniversary of this Agreement;

(c)	issue two million one hundred thousand shares of Globetech to Naramata or any part thereof to its nominee;

(d)	pay Rudy Riepe an NSR in accordance with the provisions of Section 3.4. (cumulatively, the “Option Price”).

3.3        Upon completion of the payments to Naramata in accordance with 3.2(a), (b) and (c) above, Globetech shall be deemed to have exercised the Option and earned an undivided 100% interest in and to the Property (the “Option Exercise”). Forthwith upon the Option Exercise, Naramata shall transfer to Globetech 100% of all of his right, title and interest in and to the Property for no further consideration, subject only to the NSR payable to Rudy Riepe in accordance with section 3.4.

3.4        Rudy Riepe shall be entitled to and Globetech shall pay to Rudy Riepe a three percent (3%) NSR (the “Naramata NSR”), calculated and paid as set forth in Schedule “B” hereafter.

3.6        Naramata hereby irrevocably and exclusively grants to Globetech for good and valuable consideration as set forth in this Agreement, the option (the “NSR Option”) to purchase fifty percent (50%) of the Naramata NSR for the price of one million dollars ($1,000,000.00) . The NSR Option shall be exercisable at Globetech’s sole discretion at any time up to and including the fifth anniversary of this Agreement.

4.          Globetech’S RIGHTS

4.1        Except as otherwise provided in this Agreement, until the Option is exercised or terminated in accordance with the terms of this Agreement, Globetech, its employees, agents and independent contractors shall have the sole and exclusive right(subject to applicable Legislation) to:

(a)	enter in, under or upon the Property and to conduct Mining Work;

(b)	exclusive and quiet possession of the Property;

(c)	bring upon the Property and to erect thereon such mining facilities as it may consider advisable; and

(d)	remove from the Property and dispose of for its own account ore or mineral products for the purpose of bulk sampling, pilot plant or test operations.

4.2        Subsequent to the exercising of the Option and prior to the completion of payments due pursuant to section 3.2(b), Globetech shall have the right to return all right, title and interest in and to the Properties to Naramata and thereupon Globetech shall be released from all obligations to make any further payments in accordance with section 3.2(b) .

5.          POWERS, DUTIES AND OBLIGATIONS OF Globetech

5.1        Until the Option is exercised or terminated in accordance with the terms of this Agreement, Globetech shall have the full right, power and authority to do everything necessary or desirable to carry out an exploration program on the Property and to determine the manner of exploration and development of the Property and, without limiting the generality of the foregoing, the right, power and authority to:

(a)	regulate access to the Property, subject only to Section 5.2(b) below;

(b)

employ and engage such employees, agents and contractors as it may consider necessary or advisable to carry Mining Work on the Property and in this connection to delegate any of its powers and rights hereunder;

(c)

execute all documents, deeds and instruments, do or cause to be done all such acts and things and give all such assurances as may be necessary to maintain good and valid title to the Property and to give effect to the foregoing Naramata hereby irrevocably constitutes Globetech his true and lawful attorney until the earlier of the termination of this Agreement and the exercise of the Option.

5.2        Until the Option is exercised or terminated in accordance with the terms of this Agreement, Globetech shall:

(a)

keep the Property free and clear of all liens and encumbrances arising from its operations hereunder (except liens contested in good faith by Globetech) and in good standing by the doing and filing, or payment in lieu thereof, of all necessary assessment work and payment of all taxes required to be paid and by the doing of all other acts and things and the making of all other payments required to be made which may be necessary in that regard;

(b)

permit Naramata and his representatives, at their own risk and expense, access to the Property at all reasonable times and to all records prepared by the Company in connection with the Mining Work. Globetech shall prepare and deliver to Naramata a comprehensive annual report on all Mining Work conducted by Globetech on the Property each year. Globetech shall further provide to Naramata frequent updates on Mining Work and all material results from Mining Work.

(c)

conduct all work on or in respect to the Property in a careful and miner like manner and in accordance with the applicable laws of British Columbia and Canada, and indemnify and save Naramata harmless from any and all claims, suits or actions made or brought against Naramata as a result of work done by Globetech on or with respect to the Property; and

(d)	maintain true and correct books, accounts and records of operations hereunder.

5.3        During the term of the Option, Globetech shall pay all taxes, complete and file all assessment work and make all necessary payments and do such further and other acts as may be required to maintain the Property in good standing and shall not abandon or terminate the Option at a time less than 60 days prior to the date on which any act is required to maintain the Property in good standing.

6.          TERMINATION OF OPTION

6.1        In the event of default in the performance of the requirements of Section 3.2, then, subject to the provisions of Section 6.3 of this Agreement, the Option and this Agreement shall terminate.

6.2        Globetech shall have the right at any time to terminate this Agreement by giving 30 days written notice of such termination to Naramata and upon the effective date of such termination this Agreement shall be of no further force and effect except Globetech shall be required to satisfy any requirements which may have accrued to that date under the provisions of this Agreement which have not been satisfied.

6.3        Notwithstanding any other provision of this Agreement, in the event of termination of this Agreement, Globetech shall:

(a)

deliver to Naramata any and all reports, samples, drill cores and engineering data of any kind whatsoever pertaining to the Property or related to Mining Work which have not been previously delivered to Naramata;

(b)

remove all introduced materials, supplies and equipment form the Property, provided however, that Naramata may retain ore and, at the cost of Globetech, dispose of any such materials, supplies or equipment not removed by Globetech from the Property within one hundred and eighty (180) days of termination;

(c)

ensure that, at the effective date of termination of this Agreement, the Property are free and clear of all liens and encumbrances arising from its operations hereunder (except liens contested in good faith by Globetech) and in good standing for at least the next ensuing 24 months whether by having done and filed, or paid in lieu thereof, all assessment work necessary for that purpose.

7.          CONFIDENTIALITY

7.1        All information and data concerning or derived from Mining Work shall be confidential and, except to the extent required by law or by regulations of any securities commission, stock exchange or other regulatory body, shall not be disclosed to any person other than a party’s professional advisors with the prior written consent of the other party which consent shall not be unreasonably withheld.

8.          NOTICE

8.1        Any formal notice between the Parties hereto shall be in writing and will be either personally delivered or sent by facsimile or by registered mail to the appropriate party at the address noted for that party on the first page of this Agreement, or such other address as may be designated by a party in a written notice sent to the other party in accordance with this paragraph. Any notice or other communication will be effective five calendar days from the day that it was sent, or if given by personal delivery or facsimile, the day following its receipt.

9.          FORCE MAJEURE

9.1        No party will be liable for its failure to perform any of its obligations under this Agreement due to a cause beyond its reasonable control including, but not limited to, acts of God, fire, storm, flood, explosion, strikes, lockouts or other industrial disturbances, acts of public enemy, war, riots, laws, rules and regulations or orders of any duly constituted governmental authority, or non-availability of materials or transportation (each an “Intervening Event”).

9.2        All time limits imposed by this Agreement will be extended by a period equivalent to the period of delay resulting from an Intervening Event.

9.3        A party relying on the provisions of 9.1 hereof, insofar as possible, shall promptly give written notice to the other party of the particulars of the Intervening Event, shall give written notice to all other parties as soon as the Intervening Event ceases to exist, shall take all reasonable steps to eliminate any Intervening Event and will perform its obligations under this Agreement as far as practicable, but nothing herein will require such party to settle or adjust any labour dispute or to question or to test the validity of any laws, rule, regulation or order of any duly constituted governmental authority or to complete its obligations under this Agreement if any Intervening event renders completion impossible.

10.        DEFAULT

10.1      If a party (the “Defaulting Party”) is in default of any requirement herein set forth, the party affected by such default (the “Non-Defaulting Party”) shall give written notice to the Defaulting Party within thirty (30) days of becoming aware of such default, specifying the default. Upon receiving notice of such default, the Defaulting Party shall have thirty days from the date of receipt of such notice to cure the default (the “Cure Period”) and if it does so within the Cure Period, it shall not loose any rights under this Agreement, nor shall the Agreement or the Option terminate, nor shall the Non-Defaulting Party have any rights, remedies or cause of action pursuant to this Agreement, or otherwise hereunder as a result of such default. If the Defaulting Party fails to cure the default within the Cure Period, the Non-Defaulting Party shall thereafter be entitled to seek any remedy it may have on account of such default.

11.        ASSIGNMENT

11.1      Globetech may, at its sole discretion, upon giving written notice to Naramata, assign its interest in this Agreement, in whole or in part, and the Option to a related or affiliated person without the consent or approval of Naramata provided that such person agrees to abide by the terms of this Letter Agreement and to assume all of the liabilities and obligations of Globetech under this Agreement, whether accruing before or becoming due after such assignment.

11.2       Naramata may, at its sole discretion, assign its interest in this Agreement, in whole or in part, and the Option without the consent or approval of Globetech.

12.        OPTION ONLY

12.1      This Agreement provides for an option only and, except as specifically provided otherwise, nothing herein contained shall be construed as obligating Globetech to do any acts or make any payments hereunder and any act or acts or payment or payments as shall be made hereunder shall not be construed as obligating Globetech to do any further act or make any further payment.

13         GENERAL

13.1      This Agreement embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and undertakings, whether oral or written, relative to the subject matter hereof.

13.2      The recitals set out at the beginning of this Agreement form part of this Agreement.

13.3      This Agreement may only be changed by an agreement in writing, duly executed by the party or parties against which enforcement, waiver, change, modification or discharge is sought. 13.4 Time shall be of the essence of this Agreement.

13.5     Upon the written request of either of the parties hereto, the other party agrees to furnish such additional further assurances or documents as may be reasonably necessary to carry out the intent, purposes and terms of this Agreement.

13.6      This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors, permitted assigns, heirs, administrators and legal representatives. 13.7 If any provision of this Agreement is determined to be illegal, invalid or unenforceable in whole or in part, such illegality, invalidity or unenforceability will attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof will continue in full force and effect.

13.8      Waiver of any provisions herein by any party hereto shall not be construed as a waiver of any other provisions or terms of this Agreement.

13.9      This Agreement may be executed in counterparts each of which may be delivered by facsimile. Each executed counterpart shall be deemed to be an original and all such counterparts when read together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

NO. 1 NARAMATA BENCH LTD

Per:   _______________________________
          Terry Kirby, Director

GLOBETECH VENTURES CORP.

Per:     _______________________________
            Casey Forward, Director

SCHEDULE "A"

To the Option Agreement between Globetech
and Naramata dated September 30, 2009

PROPERTY

For the purposes of this Agreement the following Mineral Claim in British Columbia shall constitute the “Gold Buck”:

Tenure	Tenure			Map	Mining
Number	Type	Claim Name	Ownership	Number	Division	Area
412900	Mineral	GOLDBUCK #1	100%	093A024	CARIBOO	500.0

SCHEDULE "B"

To the Option Agreement between Globetech
and Naramata dated September 30, 2009

NET SMELTER RETURN

Calculation

          An NSR shall consist of the specified percentage of the actual net proceeds received by Globetech from the sale of minerals mined and removed from the Property after deduction from such proceeds all reasonable costs, charges and expenses to Globetech, both direct and indirect, including the following:

(a)

custom smelting costs, treatment charges and penalties including, but not limited to, metal losses, penalties for impurities and charges for refining, selling and handling by the smelter, refinery or other purchaser; provided, however, in the case of leaching operations or other solution mining techniques, where the metal being treated is precipitated or otherwise directly derived from such leach solution, all processing and recovery costs incurred, beyond the point at which metal being treated is in solution, shall be considered treatment charges;

(b)

costs of handling, transporting and insuring ores, minerals and other materials or concentrates from the Property or from a concentrator, whether situated on or off the Property, to a smelter, refinery or other place of treatment; and

(c)	ad valorem taxes and royalties and taxes based upon production, but not income taxes.

2.      Timing of Calculation

          The Naramata NSR shall be calculated as at the end of each quarter of the applicable fiscal year.

3.      Payment

          Globetech shall pay the Naramata NSR on or before the last day of the next following quarter and shall be delivered along with a statement indicating in reasonable detail the calculation of the Naramata NSR paid.

4.      Audited Statements

          Globetech shall have an audited statement prepared by its auditors for each year in which the Naramata NSR is payable by the 30th of June in the following year and Globetech shall deliver a copy of this statement to Naramata.

5.      All Payments Final

               All payments of the Naramata NSR shall be deemed final and in full satisfaction of all obligations of Globetech with regard to the Naramata NSR if such payment or the calculation thereof are not disputed by the recipient within 90 days after receipt of the audited statement.

6.      Bulk Sampling

          Globetech may remove reasonable quantities of ore and rock from the Property to a maximum of 10,000 tonnes for the purpose of bulk sampling and of testing, and there shall be no Naramata NSR payable with respect thereto, unless revenues are derived therefrom.

7.      Commingling of Ore

          Ore from the Property may be commingled with ores from the other or with ores produced from other Property owned or controlled by Globetech or any other party, provided that reasonable practices and procedures for weighing, sampling and assaying are adopted in order to determine the amounts of products derived from, or attributable to, ore mined or produced from the Property. Globetech shall ensure that accurate records of the results of such sampling, weighing and assaying with respect to any ore mined and produced from the Property. Rudy Riepe shall have the right to examine such records at all reasonable times.

8.      Decision to Produce

          Any decision to place the Property into production shall be at the sole discretion of Globetech, which shall be under no obligation to place the Property into production and, in the event that the Property are placed into production, Globetech shall have the unfettered right to suspend or curtail any such operation as it may determine at its sole discretion.